

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 19, 2009

Mr. James A. Luksch
Chief Executive Officer
Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, New Jersey 08857

> **RE:** **Blonder Tongue Laboratories, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-14120**

Dear Mr. Luksch:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director